Exhibit 99.1

NYSE, TSX: NTR	News Release

April 9, 2020

Nutrien Announces the Release of its New ESG Report

Saskatoon, Saskatchewan – Nutrien Ltd. (TSX and NYSE: NTR) announced today it has released its 2020 Environmental, Social and Governance (ESG) Report. Related information regarding Nutrien’s governance, risk management, strategic opportunities and performance are outlined within this report.

“A visit to the grocery store will reinforce the essential role Nutrien plays to support farmers to ensure food is on the shelves this fall and beyond,” says Chuck Magro, Nutrien President and CEO. “What we do is essential, and our commitment is to feed the world safely and sustainably. The ESG report is the next step in our sustainability leadership journey to inform our stakeholders globally. We are bringing climate-smart solutions to farmers around the world to feed more people and protect the planet.”

This ESG report replaces previous annual sustainability reporting and will be a valuable tool for investors and stakeholders to review Nutrien’s key material ESG topics, opportunities and performance. With over 5,000 acres of projects focused on nitrogen use reduction, 25 percent of leadership positions held by women, and 1,200 employees taking online training for cybersecurity risks, there are plenty of ESG highlights on our Fact Sheet at https://www.nutrien.com/sites/default/files/uploads/2020-04/Nutrien_ESG_Fact_Sheet.pdf.

Within this report the company has introduced Sustainable Accounting Standards Board (SASB) and Task Force on Climate-Related Disclosures (TFCD) disclosure and continues referencing the Global Reporting Initiative (GRI). Historical data performance metrics and disclosure for 2018 and 2019 are also available online in our data tool at https://www.nutrien.com/sustainability/esg-portal/esg-interactive-data-tool.

To view Nutrien’s ESG report, please visit our website at https://www.nutrien.com/sustainability/esg-portal/esg-report.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute 25 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

FOR FURTHER INFORMATION:

Investor Relations:

Tim Mizuno

Senior Manager, Investor Relations

(306) 933-8548

Media Relations:

Will Tigley

Manager, Media and Digital Communications

(403) 225-7310

Contact us at: www.nutrien.com

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